UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-35547

CUSIP NUMBER 01988P108

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I – REGISTRANT INFORMATION

VERADIGM INC.

Full Name of Registrant

Not Applicable

Former Name if Applicable

222 Merchandise Mart

Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60654

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Veradigm Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the period ended December 31, 2022 (the “Form 10-K”). The Company has determined that it is unable to file its Form 10-K within the prescribed time period provided by the applicable rules of the U.S. Securities and Exchange Commission (the “SEC”) without unreasonable effort and expense.

The principal reason for the delay is that recently identified internal control failures relating to the Company’s revenue recognition processes over the prior six quarters, primarily stemming from a software tool the Company implemented in 2021, as testing during the current period highlighted some system generated duplicative transactions and other errors impacting the results the Company was receiving from the tool, resulting in a mis-statement to reported revenues during those periods, have created the need to conduct additional review and testing prior to finalizing the assessment and the audits of the effectiveness of internal control over financial reporting as of December 31, 2022 and of the Company’s financial statements as of and for the year ended December 31, 2022. The Company is also continuing to evaluate the materiality of the mis-statement to determine whether prior periods will require adjustment, but as of the date hereof, no conclusion has been reached.

The Company is working diligently to complete its work processes and expects to file the Form 10-K within the grace period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Leah S. Jones	800	334-8534
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 2, 2022, the Company sold substantially all of the assets of its Hospitals and Large Physician Practices Business. The Hospitals and Large Physician Practices Business sale represented a strategic shift and a significant change on the Company’s operations and financial results. Accordingly, as of June 30, 2022, the Company reported the Hospitals and Large Physician Practices Business as discontinued operations. Prior to the sale, the Hospitals and Large Physician Practices Business was part of the former Hospitals and Large Physician Practices reportable segment and was included in the Company’s results of operations for the 2021 fiscal year. These changes are unrelated to the delay in filing the Form 10-K.

In addition, the Company believes that the cumulative impact of the identified internal control failures referenced in Part III will be a reduction in the Company’s revenue from continuing operations of approximately $20 million from what it otherwise reported since the third quarter of 2021 and expected to report for the fourth quarter of 2022. This adjustment will also impact reported operating income and net income from continuing operations for the respective periods, but at lower dollar amounts. The Company also believes that the identified internal control failures will have an impact on the Company’s revenue from discontinued operations for the corresponding periods. The aggregate amount of the impact to revenue from discontinued operations for the corresponding periods is expected to be a lower amount than the anticipated impact to revenue from continuing operations.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the Company’s financial performance and results of operations and the Company’s beliefs and expectations relating to the filing of the Form 10-K and the results of the ongoing review. These forward-looking statements are based on the current beliefs and expectations of the Company’s management with respect to future events, only speak as of the date that they are made and are subject to significant risks and uncertainties. Such statements can be identified by the use of words such as “future,” “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “will,” “would,” “could,” “continue,” “can,” “may,” “look forward,” “aim,” and similar terms, although not all forward-looking statements contain such words or expressions. Actual results could differ significantly from those set forth in the forward-looking statements.

Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-K within the fifteen-day extension period permitted by the rules of the SEC, including as a result of unanticipated factors that could cause delay, the possibility that the ongoing review may identify additional errors or control deficiencies in the Company’s accounting practices, the likelihood that the control deficiencies identified or that may be identified in the future will result in a material weakness in the Company’s internal control over financial reporting, the preliminary nature of the financial results contained herein, and the possibility that such results could materially change as they are finalized and audited, including as a result of unrelated corrections in prior periods, the possibility that the process may ultimately result in a restatement of the Company’s financial statements, and other factors contained in the “Risk Factors” section and elsewhere in the Company’s filings with the SEC from time to time, including, but not limited to, its annual report on Form 10-K and its quarterly reports on Form 10-Q. The Company does not undertake to update any forward-looking statements to reflect changed assumptions, the impact of circumstances or events that may arise after the date of the forward-looking statements, or other changes over time, except as required by law.

Veradigm Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 28, 2023	By:	/s/ Leah S. Jones
Leah S. Jones Chief Financial Officer